UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2011

Commission File Number 000-49995

Argentex Mining Corporation
(Translation of registrant’s name into English)

Suite 835 – 1100 Melville Street, Vancouver, British Columbia V6E 4A6
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.     Form 20-F  [X]  Form 40-F  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [  ]

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

51-102F3
MATERIAL CHANGE REPORT

Item 1         Name and Address of Company

Argentex Mining Corporation (the “Company”)
Suite 835 – 1100 Melville Street
Vancouver, British Columbia  V6E 4A6

Item 2         Date of Material Change

July 19, 2011

Item 3         News Release

The news release was disseminated through Marketwire on July 19, 2011.

Item 4         Summary of Material Change

The Company has entered into an agreement with a syndicate of underwriters, pursuant to which the underwriters have agreed to purchase, on a bought deal basis, 8,700,000 units of the Company, at a price of C$1.15 per unit for aggregate gross proceeds to the Company of C$10,005,000. The Company has agreed to grant the underwriters an over-allotment option to purchase up to an additional 1,305,000 units at a price of C$1.15 per unit, exercisable in whole or in part, from and including the closing date and for 30 days thereafter to cover over-allotments, if any, and for market stabilization purposes. The offering is expected to close on or about August 10, 2011 and is subject to the receipt of all necessary regulatory and stock exchange approvals, including the approval of the TSX Venture Exchange and applicable securities regulatory authorities.

Item 5         Full Description of Material Change

5.1 Full Description of Material Change

The Company has entered into an agreement with a syndicate of underwriters (the “Underwriters”), pursuant to which the Underwriters have agreed to purchase, on a bought deal basis, 8,700,000 units of the Company (the “Units”), at a price of C$1.15 per Unit (the “Offering Price”) for aggregate gross proceeds to the Company of C$10,005,000 (the “Offering”). Each Unit will consist of one common share in the capital of the Company (each a “Common Share”) and one-half of one non-transferable common share purchase warrant (each whole common share purchase warrant, a “Warrant”). Each Warrant will entitle the holder thereof to purchase one Common Share (a “Warrant Share”) at a price of C$1.60 per Warrant Share (the “Exercise Price”) for a period of two years following the closing of the Offering.

The Company has agreed to grant the Underwriters an over-allotment option to purchase up to an additional 1,305,000 Units at the Offering Price, exercisable in whole or in part, from and including the closing date and for 30 days thereafter to cover over-allotments, if any, and for market stabilization purposes. If this option is exercised in full, an additional approximately C$1,500,750 will be raised pursuant to the Offering and the aggregate gross proceeds of the Offering will be approximately C$11,505,750.

                    The Units will be offered by way of a short form prospectus to be filed in all of the provinces of Canada, other than Québec.

The Offering is expected to close on or about August 10, 2011 and is subject to the receipt of all necessary regulatory and stock exchange approvals, including the approval of the TSX Venture Exchange and applicable securities regulatory authorities.

The net proceeds are intended to be used by the Company to advance its ongoing exploration programs at the Company’s exploration properties in the Patagonia region of Argentina and for general working capital and corporate purposes.

The securities described herein have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S under the U.S. Securities Act of 1933, as amended) absent registration or an applicable exemption from the registration requirements.  In addition, the Offering is subject to the approval of the TSX Venture Exchange.

This material change report shall not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction where such offer, solicitation, or sale would be unlawful.

5.2 Disclosure for Restructuring Transactions

Not applicable

Item 6         Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7         Omitted Information

None

Item 8         Executive Officer

Kenneth Hicks, President, (604) 568-2496

Item 9         Date of Report

July 19, 2011

Suite 835 – 1100 Melville Street
Vancouver, BC   V6E 4A6
Office:  (604) 568-2496
Fax:  (604) 568-1540
www.argentexmining.com
info@argentexmining.com

ARGENTEX MINING CORPORATION ANNOUNCES C$10,005,000 BOUGHT DEAL FINANCING

Vancouver, BC, Canada, July 19, 2011 – Argentex Mining Corporation (TSX Venture: ATX; OTCBB: AGXMF) (“Argentex” or “the Company”) is pleased to announce that it has entered into an agreement with a syndicate of underwriters (the “Underwriters”), pursuant to which the Underwriters have agreed to purchase, 8,700,000 units of the Company (the “Units”), at a price of C$1.15 per Unit (the “Offering Price”) for aggregate gross proceeds to Argentex of C$10,005,000 (the “Offering”). Each Unit will consist of one common share in the capital of the Company (each a “Common Share”) and one-half of one non-transferable common share purchase warrant (each whole common share purchase warrant, a “Warrant”). Each Warrant will entitle the holder thereof to purchase one Common Share (a “Warrant Share”) at a price of $1.60 per Warrant Share (the “Exercise Price”) for a period of two years following the closing of the Offering.

The Company has agreed to grant the Underwriters an over-allotment option to purchase up to an additional 1,305,000 Units at the Offering Price, exercisable in whole or in part, from and including the closing date and for 30 days thereafter to cover over-allotments, if any, and for market stabilization purposes. If this option is exercised in full, an additional approximately C$1,500,750 will be raised pursuant to the Offering and the aggregate gross proceeds of the Offering will be approximately C$11,505,750.

The Units will be offered by way of a short form prospectus to be filed in all of the provinces of Canada, other than Québec.

The Offering is expected to close on or about August 10, 2011 and is subject to the receipt of all necessary regulatory and stock exchange approvals, including the approval of the TSX Venture Exchange and applicable securities regulatory authorities.

The net proceeds are intended to be used by the Company to advance its ongoing exploration programs at Argentex’s exploration properties in the Patagonia region of Argentina and for general working capital and corporate purposes.

The securities described herein have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S under the U.S. Securities Act of 1933, as amended) absent registration or an applicable exemption from the registration requirements.  In addition, the Offering is subject to the approval of the TSX Venture Exchange.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction where such offer, solicitation, or sale would be unlawful.

On behalf of Argentex Mining Corporation:

"Ken E. Hicks"
President

For additional information please contact:
Peter A. Ball
Executive Vice President Corporate Development
Phone: 604-568-2496 (ext 103) or 1-888-227-5285
Email:peter@argentexmining.com

Cautionary Note

Statements in this news release that are not historical facts are forward-looking statements that are subject to risks and uncertainties.  Words such as “expects”, “intends”, “plans”, “may”, “could”, “should”, “anticipates”, “likely”, “believes” and words of similar import also identify forward-looking statements. Forward-looking statements in this news release include the statement that the bought deal financing is expected to close on or before August 10, 2011, that Argentex intends to use the net proceeds of the Offering to fund exploration programs at its mineral properties in the Patagonia region of Argentina, for working capital and for general corporate purposes and a short form prospectus will be filed in all Provinces of Canada, other than Quebec. Actual results may differ materially from those currently anticipated due to a number of factors beyond the Company’s control.  These risks and uncertainties include, among other things, market factors (including interest in investing in the Offering) and risks that are inherent in Argentex's operations including the risk that the Company may not find any minerals in commercially feasible quantity or raise funds sufficient to prosecute its exploration plans.  These and other risks are described in the Company's Annual Report on Form 10-K and other filings with the Securities and Exchange Commission.

Neither the TSX Venture Exchange nor its regulation services provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Argentex Mining Corporation

/s/ Kenneth Hicks
Kenneth Hicks
President
Date:  July 19, 2011